INVEST IN ⚡ HEREYOUGO ⚡

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Sharing economy for self-driving cars



22 %
31 %
8 %
24 %
15 %
Self-driving for everyone
hereyougo

hereyougo.io Palo Alto CA

Infrastructure | Technology | Software | Automotive | Moonshots

OVERVIEW | UPDATES 32 | WHAT PEOPLE SAY 47 | ASK A QUESTION 13

LEAD INVESTOR



Eduard Bolmosov CEO MESO

Transportation is one of the biggest industries nowadays. Cars and vehicles are used in many other industries as well. It influences such areas as: jobs, ecology, trade, and resources. As the non oil era is coming, humanity is moving towards electric and smart vehicles. But the economy of a ride i heavily dependant on the presence of a drivers behind the wheel. I assume that in 3-5 years the self driving tech would be widely spread in US and developed world. If so, so why we have to spend our money and keep buying cars, as they are not assets, more.like liabilities. HereYouGo makes the car work for you and turns liability into asset. With HereYouGo you get paid for others ride the car you've imvested to. And then you use your credits to ride for free. I believe in this beautiful shared transportation future. As well im pretty confident in Konstantin, who is very dedicated to that future and will make it happen soon.

Invested $2,000 this round & $2,000 previously

Learn about Lead Investors

Highlights

1. 💰Silicon Valley startup, a portfolio company of the best ecosystem-investors of Cruise, Zoox, Tesla
2. 🏆One of the "7 Equity Crowdfunding Offerings You Should Invest In ASAP" by Investorplace
3. 🚍Seasoned in the mobility team with the previous exit. Built&sold TakeBus - interurban bus platform
4. 🚗Creating a new category: sharing for self-driving cars
5. 💴A huge market of mobility as a service
6. 🚕We will bring more jobs for ex-drivers as car administrators
7. 🔥Our business model accelerates the deployment of self-driving technology
8. ❤️We build our company around customer emotions, we call that strategy - happy commuting.

Our Team



Konstantin Maslennikov CEO

A graduate of Stanford ExecEd, Draper University & South Ural State University. The serial entrepreneur founded the companies TakeBus and Projector Group. Engineering degree in Telecommunication. AIESEC, JCI, NES, ACG SV, Stanford GSB.

We just love transportation and it is obvious how much technology could improve this huge and important area in everyone's lives. We commute almost every day, we spend time in traffic, we're nervous when we cannot find a parking space and we hate to be fined. It could all be solved by technology.



Alex Winter CTO

A graduate of South Ural State University, and has intense experience of technical team management over 20 people with TakeBus and Microsoft. Engineering degree in Computer Science.



Anastasia Bawari PR Director

A graduate of South Ural State University and who has worked in AIESEC, Alcatel-Lucent



A graduate of South Ural State University and who has worked in AIESEC, Alcatel-Lucent, Electrolux, and Hult business school. M.Sc. Information Technology in Management. Part-time.



Sergey Malyarov CMO

Founded Moscow Marketing and Design Agency, and who has a great experience in hardware and software Product Management. Part-time.

Invest in the self-driving car industry one of the fastest-growing areas in the next 10 years!


happy commuting
hereyougo
We now live in an autonomus era.
New transportation technologies like electric powertrains and autonomous driving systems are entering the market and rapidly dropping in cost

Pic 1. After years of no change in personal mobility, we are now in the formative stages of a powerful confluence of cultural, societal, and technological events.

New transportation technologies like electric powertrains and autonomous driving systems are entering the market and rapidly dropping in cost.


cruise
Self-driving cars are already on the roads you can literally see them on the streets

Pic 2. Two autonomous cars are learning how to drive on the streets of San Francisco.

With so many benefits, hundreds of billions of dollars could shift away from personal vehicle products and services to new mobility services provided by transportation network companies, adaptive carmakers, and technology companies.


New generations moving away from owning personal cars
Having transportation is necessary, but owning a vehicle is not (% agree)*
28%
34%
45%
55%
Boomers Born: 1955-1965.
Generation X Born: 1966-1976.
Millennials Born: 1977-1994
Generation Z Born: 1995-2012
Source: Article "The Era of Car Ownership is Over And These 4 Charts Prove It"

Pic 3. New generations moving away from owning personal cars.

Automated mobility service performed by autonomous model-year 2018 vehicles could reach cost parity with personal cars and capture between 3–10% of the U.S. mobility market by the mid 2020s. But this is not the limit to the potential proliferation of automated mobility services.


This moment creates the possibility for a new mobility system to emerge in the next few years
that is superior to our existing systems in almost every way

Pic 4. This moment creates the possibility.


We are working in hereyougo to make accessible for everyone a new kind of public transport — self-driving cars.
We want to transform joyless transportation into happy commuting

Pic 5. We want to transform joyless transportation into happy commuting.


Strategy:
#1
Deployment of use case with Draper University
Pilot launch of 2 vehicles, followed by expansion to Stanford.
#2
Scaling with the current ownership model
Scaling to 10 universities and more than 50 co-working spaces in the San Francisco Bay Area
#3
Development of the platform for car owners
Campaign by inviting car owners to scale on our platform
#4
Fractional ownership Implementation
Fractional ownership is the model when several people own one car and share it.
#5
Self-driving cars onboarding
Achieve maximum margins by reducing the cost of one mile through technology

Pic 6. Five steps to achieve our vision.

Automated mobility service performed by autonomous model-year 2018 vehicles could reach cost parity with personal cars and capture between 3–10% of the U.S. mobility market by the mid 2020s. But this is not the limit to the potential proliferation of automated mobility services.


The potential market
EXIT

Pic 7. Our CEO Konstantin presents HereYouGo at Stanford University.

With the potential to compete economically with personal vehicles in the multitrillion-dollar mobility market, many of the world's most powerful companies are working toward highly automated vehicles for consumer mobility service use, several by 2020: Google, Zoox, GM, Tesla.


This self-driving vehicle
belongs to ZOOX

Pic 8. ZOOX (sold to Amazon for more than $1 Bln.) self-driving startup is a good example of a strategy in AV space that requires new business models.

Our business model will make it more affordable and easier to purchase and use self-driving and connected vehicles through sharing economy principles. Our business will be a strong impetus to the widespread penetration of autonomous driving technology.


The Product
We transform joyless transportation into #happy commuting with rental service for connected cars*.
User experience:
Join
Phone #
License
Payment
Reserve
Now
Later
Retrieve
Find
Unlock
Inspect
Drive
Start\Stop
Roadside
Assistance
Reservation
Management
Return
Park
Inspect
Lock
Charge up
*and self-driving cars in the future.
Book your car in two clicks
03 september 2020 10:00
04 september 2020 12:00
Book for $150

Pic 9. Product slide. Pilot launch planned in San Mateo, CA.

Our product will allow renting connected cars like Tesla and self-driving cars in the future. The car will be conveniently located near our pilot launch location - Draper University.





Pic 10. Konstantin Maslennikov with his team and Tim Draper.

We got the idea of HereYouGo while studying at Draper University, founded by Tim Draper investor of the most successful startups in the self-driving space as Zoox (acquired by Amazon for $1.3 Bln.), Cruise (acquired by General Motors for $1 Bln.), and Tesla.

Later, Draper University Ventures become our first investor.


«
Congrats to @maslennikof, a seasoned entrepreneur with a passion for transportation. Today we invested in his startup @HereYouGo. Every time we meet he comes in with a huge smile and full of gusto and enthusiasm!»
Juan Acosta
COO at @draper_u
and investor at Draper U Ventures
Contacts:
konstantin@hereyougo.io
Contacts
hereyougo

Pic 11. Konstantin Maslennikov and Juan Acosta near Draper University after the Tesla Autopilot test drive.


Press about us
Press about us 10
HOW WILL AUTONOMOUS VEHICLES SHAPE THE FUTURE OF WORK?
CONNECTED CAR
What Blockchain Offers Autonomous Vehicles:
Security, Safety, A Whole New Approach to Ownership
WORLD ECONOMIC FORUM
hereyougo
HereYouGo
Superb Crew
INVESTORPLACE
7 Equity Crowdfunding Offerings You Should Invest In ASAP

Pic 12. Press about us.

"An equity crowdfunding play listed on the WeFunder platform, HereYouGo seeks to pioneer a niche in the Mobility as a Service industry: sharing for self-driving cars. Despite steep challenges in autonomous driving, the concept is winning proponents in Washington. Further, multiple private companies are pushing for an autonomous future.

Admittedly, HereYouGo is a two-stage wager: first, autonomy must become a reality and second, the company must succeed in delivering its vision. But assuming autonomy makes a breakthrough, HereYouGo is positioned to dominate. Primarily, millennials don't care as much about car ownership and would rather deal with subscription-based services on an as-needed basis.

HereYouGo could become one of the most transformative private investing opportunities ever." (Investment returns cannot be guaranteed).

7 Equity Crowdfunding Offerings You Should Invest In ASAP

These private investing opportunities provide potentially groundbreaking upside

https://investorplace.com/2021/04/7-equity-crowdfunding-offerings-you-should-invest-in-asap/